Exhibit 99.1

Dr. Reddy’s Laboratories announces new strategic deal

with Gland Pharma in the U.S. Market

Hyderabad, India, October 26, 2016	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. October 26, 2016—   Dr. Reddy’s Laboratories Ltd (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced today that it has entered into a strategic collaboration with Gland Pharma, a globally recognized developer and manufacturer of sterile dosage forms, to market and distribute a diverse portfolio of eight injectable Abbreviated New Drug Applications (ANDAs). The portfolio is a mix of filed ANDAs pending approval by the US Food and Drug Administration (USFDA) and ANDAs that will be filed imminently, and comprised of generic injectables administered in hospitals and clinics in the U.S. The combined sale of branded and generic versions of the products in the U.S. is approximately US$ 1 Billion MAT for the most recent twelve months ending in August 2016 according to IMS Health*.

Alok Sonig, Executive Vice President and Head of North America said, “We are excited about this opportunity. Dr. Reddy’s Laboratories has a strong track record in developing, marketing and distributing generic injectables in the U.S. Our strengths, combined with Gland’s track record of manufacturing and operational excellence, will help bring affordable medications within reach of patients and complement our specialty injectables offering in the short-to-medium term.”

Srinivas Sadu, Chief Operating Officer of Gland Pharma added, “We are happy to expand our collaboration with Dr.Reddy’s for marketing and distribution of Gland Products in US and other Ex US markets. Dr.Reddy’s has an impressive track record of commercializing injectables products in the U.S, and we are confident that our partnership will continue to grow.”

Dr. Reddy’s is aggressively developing its US injectable business and recently launched Paricalcitol Injection, a therapeutic equivalent generic version of Zemplar®.

*IMS National Sales Perspective: Retail and Non-Retail MAT August 2016

RDY-1016-133

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses—Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.